Howard H. Lamar III phone: (615) 742-6209 fax: (615) 742-2709 e-mail: hlamar@bassberry.com	150 Third Avenue South, Suite 2800 Nashville, TN 37201 (615) 742-6200

September 30, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attn: Peggy Kim, Special Counsel

Re:	Cracker Barrel Old Country Store, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed September 26, 2013
File No. 1-25225

Dear Ms. Kim:

On behalf of Cracker Barrel Old Country Store, Inc. (the “Company”), please find below the responses to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 27, 2013 (the “Comment Letter”), concerning the Company’s Preliminary Proxy Statement on Schedule 14A filed on September 26, 2013 (the “Preliminary Proxy Statement”). In addition, we are filing herewith a revised Preliminary Proxy Statement on Schedule 14A (the “Revised Preliminary Proxy Statement”) to reflect amendments to the Preliminary Proxy Statement that address the Staff’s comments contained in the Comment Letter, as well as to supplement certain disclosures in the Preliminary Proxy Statement.

For your convenience, we have included the text of the Staff’s comments preceding the Company’s responses. Set forth below are the Company’s responses to the comments presented in the Comment Letter.

Preliminary Proxy Statement filed September 26, 2013

Proposal 5: Advisory Vote Regarding a Proposal Publicly Made by Affiliates…, page 56

Securities and Exchange Commission

September 30, 2013

1.	Please revise throughout the proxy statement to clarify that the Biglari Group is no longer soliciting consents to request a special meeting. See the Biglari Group’s soliciting materials filed on September 26, 2013.

Response:

The Company has revised the Preliminary Proxy Statement to clarify that the Biglari Group is no longer soliciting consents to request a special meeting. Please see pages 45 and 56 of the Revised Preliminary Proxy Statement.

2.	We note that you describe some of the consequences to the issuer of paying a special dividend of $20 per share, including an increase in debt and possible reduction in credit rating. Please also revise to address whether paying a $20 per share dividend will have any financial consequences under any existing credit agreements or any other agreements.

Response:

The Company has revised the Preliminary Proxy Statement to address whether paying a $20 per share dividend will have any financial consequences under any existing credit agreements or any other agreements. Please see page 57 of the Revised Preliminary Proxy Statement.

3.	We note that Proposal 5 is advisory and non-binding. Please describe the board’s plans, if any, in the event that the proposal is approved.

Response:

The Company has revised the Preliminary Proxy Statement to include a statement that, in the event that Proposal 5 is approved, the board will consider such advisory, non-binding vote of approval as one of the factors in the board’s ongoing evaluation of the Company’s capital allocation policy, which includes whether the declaration and payment of a special cash dividend is in the best interest of all of the Company’s shareholders and is in compliance with requirements of laws and the Company’s contractual commitments applicable to the declaration and payment of a special cash dividend. Please see page 56 of the Revised Preliminary Proxy Statement.

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Securities and Exchange Commission

September 30, 2013

If you have any questions, please do not hesitate to contact the undersigned at (615) 742-6209 or Scott W. Bell of our firm at (615) 742-7942. Thank you in advance for your prompt attention to this matter.

Sincerely,

/s/ Howard H. Lamar III
Howard H. Lamar III, Esq.

cc:	Michael J. Zylstra

Vice President, Secretary and General Counsel

Cracker Barrel Old Country Store, Inc.

Scott W. Bell

Bass, Berry & Sims PLC

Steven A. Rosenblum

Eric S. Robinson

Wachtell, Lipton, Rosen & Katz

12412442.2